EMPLOYMENT AGREEMENT

     This Employment Agreement (this “Agreement”), effective as of the 1st day of November 2002, by and between, Creative Host Services, Inc., a California corporation (“Company”), and Sayed Ali (“Executive”), and is made with respect to the following facts:

RECITALS

     A.     Company and Executive wish to ensure that Company will receive the benefit of Executive’s loyalty and service.

     B.     In order to help ensure that Company receives the benefit of Executive’s loyalty and service, the parties desire to enter into this formal Employment Agreement to provide Executive with appropriate compensation arrangements and to assure Executive of employment stability.

     C.     The parties have entered into this Agreement for the purpose of setting forth the terms of employment of Executive by Company.

     D.     This Agreement entirely supercedes the existing Employment Agreement by and between Company and Executive, dated January 1, 2000, which is hereby terminated in its entirety.

     NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, THE PARTIES AGREE AS FOLLOWS:

     1.     Employment of Executive and Duties. Company hereby hires Executive and Executive hereby accepts employment upon the terms and conditions described in this Agreement. Executive shall be the President of Company with all of the duties, privileges and authorities usually attendant upon such office, including but not limited to responsibility for the day-to-day management and oversight of Company and its subsidiaries. Subject to (a) the general supervision of the Board of Directors of Company, and (b) Executive’s duty to report to the Board of Directors periodically, as specified by it from time-to-time, Executive shall have all of the authority and discretion in the conduct of Company’s business and affairs that can lawfully be delegated by the Board of Directors.

     2.     Time and Effort. Executive agrees to devote his full working time and attention to the management of Company’s business affairs, the implementation of its strategic plan as determined by the Board of Directors, and the fulfillment of his duties and responsibilities as Company’s primary representative. Expenditure of a reasonable amount of time for personal matters and business and charitable activities shall not be deemed to be a breach of this Agreement, provided that those activities do not materially interfere with the services required to be rendered to Company under this Agreement.

     3.     Company’s Authority. Executive agrees to comply with Company’s rules and regulations as adopted by Company’s Board of Directors regarding performance of his duties, and to carry out and perform those orders, directions and policies established by Company with respect to his engagement. Executive shall promptly notify Company’s Board of Directors of any objection he has to the Board’s directives and the reasons for such objection.

     4.     Noncompetition by Executive. During the term of this Agreement and during any period in which Executive is receiving material severance benefits, if any, Executive shall not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, material stockholder (in a private company), corporate officer, director, or in any other, individual or representative capacity, engage or participate in any business that is in competition with the business of Company or its affiliates.

     5.     Term of Agreement. This Agreement shall commence to be effective on the date first above written (the “Commencement Date”), and shall-continue until a date five years from the Commencement Date.

     6.     Compensation. During the term of this Agreement, Company shall pay the following compensation to Executive:

          6.1 Annual Compensation. Executive shall be paid a fixed salary of $248,000 per year during the first year of this Agreement, $275,000 per year during the second year of this Agreement, $300,000 per year during the third year of this Agreement, $325,000 per year during the fourth year of this Agreement, and $350,000 per year during the fifth year of this Agreement. Subject to applicable withholdings, Executive’s salary shall be payable in two installments per month on the 15th and last day of each month, commencing on January 15, 2003 for the first period after the Commencement Date of this Agreement.

          6.2 Additional Compensation. Executive may be paid a bonus or bonuses during each year, as determined at the sole discretion of Company’s Board of Directors based on the Board’s evaluation of Executive’s efforts, accomplishments and similar contributions.

          6.3 Stock Incentives. Executive may be granted stock options or stock incentive compensation from time to time during the term of this Agreement, as determined in the sole discretion of Company’s Board of Directors.

          6.4 Deferral of Compensation. Company and Executive will cooperate to permit Executive to defer any portion of his bonus, if any, and/or salary; provided, however, that Company shall have no obligation to permit any deferral unless either (i) approved in advance by Company’s Certified Public Accountants or (ii) if such deferral is made in accordance with any Deferred Compensation Plan that may be adopted by Company.

     7.     Fringe Benefits. Executive shall be entitled to all fringe benefits that Company or its subsidiaries may make available from time to time for persons with comparable positions and responsibilities. Without limitation, such benefits shall include participation in any life and disability insurance programs, profit incentive plans, pension or retirement plans, and bonus plans as are maintained or adopted from time to time by Company. Company shall also provide Executive with medical group insurance coverage or equivalent coverage for Executive and his dependents.

     8.     Office and Staff. In order to enable Executive to discharge his obligations and duties pursuant to this Agreement, Company agrees that it shall provide suitable office space for Executive in the San Diego Metropolitan Area, together with all necessary and appropriate supporting staff and secretarial assistance, equipment, stationery, books and supplies. Executive agrees that the supporting staff in place is suitable for the purposes of this Agreement.

     9.     Reimbursement of Expenses. Other than automobile expenses, Company shall reimburse Executive for all reasonable travel, mobile telephone, promotional and entertainment expenses incurred in connection with the performance of Executive’s duties hereunder. Executive’s reimbursable expenses shall be paid promptly by Company upon presentment by Executive of an itemized list of invoices describing such expenses.

     10.     Automobile. Notwithstanding anything else herein to the contrary, Company shall pay to Executive a fixed amount equal to $1,500 per month on the last day of each month during the term of this Agreement, as reimbursement to Executive on a nonaccountable basis of all expenses incurred by Executive for the use of his automobile for Company business purposes, including but not limited to depreciation, repairs, maintenance, gasoline and insurance. Executive shall not be entitled to any other reimbursement for the use of his automobile for business purposes.

     11.     Vacation. Executive shall be entitled to four weeks of paid vacation per year or pro rata portion of each year of service by Executive under this Agreement. Executive shall be also entitled to the paid holidays provided in Company’s established corporate policy for employees.

     12.     Rights In and To Inventions and Patents.

          12.1 Description of Parties’ Rights. Executive agrees that with respect to any inventions made by him or Company during the term of this Agreement, solely or jointly with others, (i) which are made with Company’s equipment, supplies, facilities, trade secrets or time, or (ii) which relate to the business of Company or Company’s actual or demonstrably anticipated research or development, or (iii) which result from any work performed by Executive for Company, such inventions shall belong to Company. Executive also agrees that Company shall have the right to keep such inventions as trade secrets, if Company chooses. However, the foregoing does not apply to any invention that qualifies fully under the provisions of California Labor Code Section 2870.

          12.2 Disclosure Requirements. In order to permit Company to claim rights to which it may be entitled, Executive agrees to disclose to Company in confidence all inventions which Executive makes during the term of this Agreement and all patent applications filed by Executive within one year after termination of this Agreement.

     13.     Arbitration. Any and all unresolved controversies or claims arising regarding the employment of Executive, including without limitation discrimination claims under state and federal law, shall be determined by binding arbitration under the American Arbitration Association National Rules for the Resolution of Employment Disputes, The arbitrator shall have a minimum of five years experience in hearing employment disputes, and shall have the authority to award all forms of damages including, without limitation, punitive damages. The Company shall be responsible to pay the applicable American Arbitration Association fees and costs, but such fees and costs shall be reimbursed to the Company by the Executive if the Company is the prevailing party in such proceeding. The location of the arbitration shall be San Diego County, California. Any court having jurisdiction over the matter may enter a judgment upon the award of the arbitrator. The award must include a written statement of facts and reasons for the decision. Service of a petition to confirm the arbitration award may be made by United States Mail, postage prepaid, or by any regularly conducted commercial express mail service, to the attorney for the party or, if not so represented, to the party at the party’s last-known business address.

     14.     Termination. This Agreement may be terminated in the following manner and not otherwise:

          14.1 Mutual Agreement. This Agreement may be terminated by the mutual written agreement of Company and Executive to terminate.

          14.2 Termination by Executive for Breach. Executive may at his option and in his sole discretion terminate this Agreement for (i) the material breach by Company of the terms of this Agreement, or (ii) any material change by Company in the working environment or conditions of Executive, or any material change in the duties or authority of Executive under this Agreement. In the event of such termination, Executive shall give Company 30 days’ prior written notice.

          14.3 Termination by Company. Company may at its option terminate this Agreement in the event that Executive is deemed by a court of law to have committed fraud against Company or to have breached his fiduciary duty to Company.

          14.4 Termination Upon Death. This Agreement shall terminate upon the death of Executive.

          14.5 Termination Upon the Disability of Executive. This Agreement shall terminate upon the disability of Executive. In the event of termination due to disability, Company shall then commence paying to Executive the sum of $350,000 (the annual base compensation payable to Executive during the fifth year of this Agreement), payable semi-monthly on the 15th and last day of each month. As used in this paragraph, the term “disability” shall mean the complete inability to discharge Executive’s duties and responsibilities for a continuous period of not less than six continuous months during any twelve month period.

     15.     Improper Termination. If at any time during the term of this Agreement, this Agreement is terminated by Executive for any reason pursuant to Section 14.2, or by Company in any manner except specifically in accordance with Section 14.1 or 14.3, then:

          A.     Company shall pay to Executive the cumulative total of Executive’s entire salary and accrued but unpaid bonus (if any, with respect to bonus) payable through the end of the; .term of this Agreement; but in no event less than $350,000 (the annual base compensation payable to Executive during the fifth year of this Agreement) and in no event more than 300% of Executive’s annual taxable compensation for the calendar year in which the termination occurs.

Commencing upon the termination, payments shall be made to Executive semi-monthly on the 15th and last day, of each month until paid in full; and

          B.     Executive shall be entitled to all of the benefits under Section 7 of this Agreement through the end of the term of this Agreement including, without limitation, that Company shall continue to pay the premiums on Executive’s personal term life insurance policies, Nos. 9000055970 and 9000077560; and

          C.     Executive shall be entitled to exercise all stock options (once they vest) that he owns as of the termination of his employment for the entire remaining exercise period of the stock options. No such stock options shall terminate prior to said expiration dates, all nonvested stock options shall continue to vest in accordance with their original schedules, and no “severance” shall be deemed to have occurred under Company’s Stock Option Plan, under then existing stock option agreements covering said stock options.

It is specifically agreed that in the event of a termination under this Section 15, Executive shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

     16.     Indemnification of Executive. Pursuant to the provisions and subject to the limitations of the California Corporations Code, and in particular Sections 204 and 317 therein, Company shall indemnify and hold Executive harmless as provided in Sections 16.1, 16.2 and 16.3 of this Agreement. Company shall, upon the request of Executive, assume the defense and directly bear all of the expense of any action or proceedings that may arise for which Executive is entitled to indemnification pursuant to this Section.

          16.1 Indemnification of Executive for Actions by Third Parties. Company hereby agrees to indemnify and hold Executive harmless from any liability, claims, fines, damages, losses, expenses, judgments or settlements actually incurred by him, including but not limited to reasonable attorneys’ fees and costs actually incurred by him as they are incurred, as a result of Executive being made at any time a party to, or being threatened to be made a party to, any proceeding (other than an action by or in the right of Company, which is addressed in Section 16.2 of this Agreement), relating to actions Executive takes within the scope of his employment as the President of Company or in his role as a director of Company, provided that Executive acted in good faith and in a manner he reasonably believed to be in the best interest of Company and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

          16.2 Indemnification of Executive for Actions in the Right of Company. Company hereby agrees to indemnify and hold Executive harmless from any liability, claims, damages, losses, expenses, judgments or settlements actually incurred by him, including but not limited to reasonable attorney’s fees and costs actually incurred by him as they are incurred, as a result of Executive being made a party to, or being threatened to be made a party to, any proceeding by or in the right of Company to procure a judgment in its favor by reason of any action taken by Executive as an officer, director or agent of Company, provided that Executive acted in good faith and in a manner he reasonably believed to be in the best interests of Company and its shareholders, and provided further, that no indemnification by Company shall be required pursuant to this Section 16.2(i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for any transaction from which Executive derived an improper personal benefit (iv) for acts or omissions that show a reckless disregard by Executive of his duties to Company or its shareholders in circumstances in which Executive was aware or should have been aware, in the ordinary course of performing his duties of a risk of serious injury to Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of Executive’s duties to Company or its shareholders, (vi) for any violation by Executive of Section 310 of the California Corporations Code, or (vii) for any violation by Executive of Section 316 of the California Corporations Code. Furthermore, Company has no obligation to indemnify Executive pursuant to this Section 16.2 in any of the following circumstances:

          A.     In respect of any claim, issue, or matter as to which Executive is adjudged to be liable to Company in the performance of his duties to Company and its shareholders, unless and only to the extent that the court in which such action was brought determines upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for the expenses and then only in the amount that the court shall determine.

          B.     For amounts paid in settling or otherwise disposing of a pending action without court approval.

          C.     For expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

          16.3 Reimbursement. In the event that it is determined that Executive is not entitled to indemnification by Company pursuant to Sections 16.1 or 16.2 of this Agreement, then Executive is obligated to reimburse Company for all amounts paid by Company on behalf of Executive pursuant to the indemnification provisions of this Agreement. In the event that Executive is successful on the merits in the defense of any proceeding referred to in Sections 16.1 or 16.2 of this Agreement, or any related claim, issue or matter, then Company will indemnify and hold Executive harmless from all fees, costs and expenses actually incurred by him in connection with the defense of any such proceeding, claims, issues or matter.

     17.     Assignability of Benefits. Except to the extent that this provision may be contrary to law, no assignment, pledge, collateralization or attachment of any of the benefits under this Agreement shall be valid or recognized by Company. Payment provided for by this Agreement shall not be subject to seizure for payment of any debts or judgments against Executive, nor shall Executive have any right to transfer, modify, anticipate or encumber. any rights or benefits hereunder; provided that any stock issued by Company to Executive pursuant to this Agreement shall not be subject to Section 17 of this Agreement.

     18.     Directors’ and Officers’ Liability Insurance. Company will utilize its best efforts in good faith to purchase directors and officers liability insurance for the officers and directors of Company, which would include the same coverage for Executive.

     19.     Notice. Except as otherwise specifically provided, any notices to be given hereunder shall be deemed given upon personal delivery, air courier or mailing hereof, if mailed by certified mail, return receipt requested; to the last known address of the respective party.

     20.     Attorney’s Fees. In the event that any of the parties resort to legal action in order to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to receive reimbursement from the nonprevailing party for all reasonable attorneys’ fees and all other costs incurred in commencing or defending such suit.

     21.     Entire Agreement. This Agreement embodies the entire understanding among the parties and merges all prior discussions or communications among them, and no party shall be bound by any definitions, conditions, warranties, or representations other than as expressly stated in this Agreement or as subsequently set forth in a writing signed by the duly authorized representatives of all of the parties hereto.

     22.     No Oral Change; Amendment. This Agreement may only be changed or modified and any provision hereof may only be waived by a writing signed by the party against whom enforcement of any waiver, change or modification is sought. This Agreement may be amended only in writing by mutual consent of the parties.

     23.     Severability. In the event that any provision of this Agreement is held to be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. The remaining provisions of this Agreement shall, however, continue in full force and effect.

     24.     Applicable Law. This Agreement shall be interpreted in accordance with the laws of the State of California, and venue for any action or proceedings brought with respect to this Agreement shall be in the County of San Diego in the State of California.

     25.     Successors and Assigns. Each covenant and condition of this Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, personal representatives, assigns, and successors in interest. Without limiting the generality of the foregoing sentence, this Agreement shall be binding upon any successor to Company whether by merger, reorganization or otherwise.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

COMPANY		CREATIVE HOST SERVICES, INC.
A California corporation

	By:	/s/ Sayed Ali

Sayed Ali, Chairman of the Board of Directors

Attest:

/s/ Booker Graves

Booker Graves, Director

/s/ John Donahue

John Donahue, Director

/s/ Chuck Radloff

Chuck Radloff, Director

EXECUTIVE:

/s/ Sayed Ali

Sayed Ali

ADDENDUM TO EMPLOYMENT AGREEMENT

     THIS ADDENDUM (“Addendum”) is effective as of the 18th day of February, 2004, and is entered into by and between Creative Host Services, Inc. (“the Company”), Compass Group USA, Inc. (“Compass”) and Sayed Ali (“Executive”).

WITNESSETH

     WHEREAS, under the terms of an Agreement and Plan of Merger by and among Compass Group USA Investments, LLP (“Investments”), Yorkmont Five, Inc. (an indirect subsidiary of Investments) and the Company, the Company intends to become a wholly owned subsidiary of Compass Holdings, Inc. (an indirect subsidiary of Investments) (the “Acquisition”); and

     WHEREAS, Executive and the Company have entered into that certain Employment Agreement dated the 1st day of November, 2002, (“Agreement”), whereby the Company desires to employ the Executive and the Executive to be employed to provide services to the Company, all on the terms and subject to the conditions as set forth in the Employment Agreement; and

     WHEREAS, the parties have discussed and agreed upon this Addendum to the Employment Agreement, which Addendum shall become effective only upon the completion of the Acquisition.

     NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, contract and agree as follows:

     The parties agree, in addition to the provisions previously set forth in the Agreement, except as provided in Paragraph 7 below, that:

1)	The term of the Agreement shall continue until March 31, 2008.

2)	Executive shall be paid an Annual Based Salary of $300,000.00 during the period of March 2004 to March 31, 2005; $325,000.00 during the period of April 1, 2005 to March 31, 2006; $350,000.00 during the period of April 1, 2006 to March 31, 2007; and $375,000.00 during the period of April 1, 2007 to March 31, 2008.

3)	In addition, Executive shall be paid a discretionary annual bonus based on factors to be determined.

4)	Executive shall initially be employed as the Chief Executive Officer of the Company and shall assume such responsibilities and positions as the executives of Compass shall determine from time to time.

5)	Executive shall receive all benefits provided by Compass to similarly situated executives of Compass including vacation, automobiles, any incentive compensation plans and all group health, hospitalization, and permanent disability plans or other employee welfare benefit plans provided by action of the Board of Directors of Compass or pursuant to Compass policy.

6)	If at any time during the term of the Agreement, the Agreement is terminated by Executive for any reason pursuant to Section 14.2 of the Agreement, or by the Company in any manner except specifically in accordance with Section 14.1 or 14.3 of the Agreement, then, the Executive shall be paid severance in an amount equal to the monthly equivalent of Executive’s Annual Base Salary then in effect multiplied by the number of full months of the Non-Competition Period (as defined in paragraph 6 below). The severance shall be payable, in the discretion of the Company, either over the Non-Competition Period in monthly installments when payroll is normally distributed or in a lump sum no later than thirty (30) days following the date of termination less applicable withholdings required by law.

7)	For a period of the greater of twenty-four (24) months or the number of full months remaining from Executive’s last day of employment by the Company until March 31, 2008, Executive shall not, directly or indirectly, without the written consent of the Company, knowingly solicit, entice, or persuade any other employee of the Company, or any employee of an affiliate of the Company, to leave the services of the Company or such affiliate for any reason.

Executive will not for a period of the greater of twenty-four (24) months or the number of full months remaining from Executive’s last day of employment by the Company until March 31, 2008 (the “Non-Competition Period”): (i) directly or indirectly engage in “Competitive Activity” (as defined below) within the “Territory” (as defined below), or (ii) directly or indirectly engage in “Competitive Activity” (as defined below) with any business that was a customer of the Company or a potential customer of the Company during the period including the same number of full months as in the Non-Competition Period prior to the time this Agreement expires or is otherwise terminated up through and including the time this Agreement expires or is otherwise terminated, or (iii) enter into any relationship whatsoever, alone or in a partnership, or as an officer, director, employee, stockholder (beneficially owning the stock or options to acquire stock totaling more that five percent (5%) of the outstanding shares) of any corporation, or acquire or agree to acquire a significant present or future equity or other proprietorship interests, whether as a stockholder, partner, proprietor, or otherwise, with any enterprise, business or division thereof, which is engaged in “Competitive Activity,” hereby defined as the provision of contract food or vending services like that engaged in by the Company or any parent, subsidiary or affiliate company, during the term of the Agreement. “Territory” means the geographic area over which Executive had management and/or financial responsibility at the time the Agreement expires or is otherwise terminated; provided, however, that in the case of an employee whose duties and responsibilities relate to accounts nation-wide, “Territory” shall mean the states in which said accounts are located.

Executive’s obligations under this Paragraph 6 shall survive termination of the Agreement and shall be in addition to any restrictions imposed upon the Executive by statute or at common law.

8)	If there are any discrepancies between the provisions of the Agreement and this Addendum, the provisions of this Addendum shall prevail.

     IN WITNESS WHEREOF, the parties have duly executed this Addendum as of the date first above written.

CREATIVE HOST SERVICES, INC

By:	/s/ John P. Donahue, Jr.

John P. Donahue, Jr., Director

COMPASS GROUP USA, INC

By:	/s/ Tom Ondrof

Tom Ondrof, Chief Financial Officer

EXECUTIVE

By:	/s/ Sayed Ali

Sayed Ali